Exhibit 12
MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES(1)
(Dollars in millions)

			Eight Months
			Ended
	Year Ended Aug. 31,		Aug. 31,	Year Ended Dec. 31,
	2005	2004	2003	2002	2001	2000
EARNINGS:
Income (Loss) from Continuing Operations Before Income
Taxes and Cumulative Effect
of Accounting Change	$261	$394	$(21)	$231	$485	$359

Add:
Fixed charges	136	112	71	105	147	272
Dividends from affiliated companies	0	0	0	1	1	1
Equity affiliate expense — net	31	36	26	43	41	34
Less:
Capitalized interest	(6)	(7)	(4)	(8)	(30)	(37)

Earnings available for fixed charges	$422	$535	$72	$372	$644	$629

FIXED CHARGES:
Interest expense(2)	$115	$91	$57	$81	$99	$214
Capitalized interest	6	7	4	8	30	37
Portion of rents representative of interest factor	15	14	10	16	18	21

Total Fixed Charges	$136	$112	$71	$105	$147	$272

Ratio of Earnings to Fixed Charges	3.10	4.78	1.01	3.54	4.38	2.31

(1) Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2) Includes amortization of deferred debt issuance costs.